Exhibit 99.1

OEM Group, LLC and Subsidiaries

Consolidated Financial Report

December 31, 2019

Contents

Independent auditor’s report	1-2
Financial statements
Consolidated balance sheets	3
Consolidated statements of operations and comprehensive loss	4
Consolidated statements of members’ deficit	5
Consolidated statements of cash flows	6-7
Notes to consolidated financial statements	8-18

Independent Auditor’s Report

To the Board of Directors

OEM Group, LLC and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OEM Group, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, members’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OEM Group, LLC and Subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The Company has financial statements prepared on two different general purpose frameworks in accordance with U.S. generally accepted accounting principles. These financial statements have been prepared with no amortization of goodwill, annual goodwill impairment testing and reflecting customer relationships as a separately identified intangible asset. The Company has another set of financial statements prepared using a general purpose framework that allows for the amortization of goodwill and subsuming customer relationships into goodwill, and we have issued an audit report on those statements dated March 13, 2020.

/s/ RSM US LLP

Phoenix, Arizona

August 26, 2020

OEM Group, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2019 and 2018

	2019	2018
Assets

Current assets:
Cash	$740,894	$526,537
Accounts receivable, net	2,983,274	3,889,017
Inventories, net	9,669,472	7,729,974
Cost and estimated earnings in excess of billings on contracts in process	1,978,959	818,448
Prepaid expenses and other current assets	1,921,320	2,723,477

Total current assets	17,293,919	15,687,453

Property, plant and equipment, net	2,252,751	3,786,185
Intangible assets, net	9,588,387	11,393,296
Goodwill	6,023,012	6,023,012
Other noncurrent assets	542,841	409,676

	$35,700,910	$37,299,622

Liabilities and Members’ (Deficit) Equity

Current liabilities:
Current portion of long-term debt	$219,436	$1,679,090
Accounts payable	8,091,872	6,063,335
Customer deposits	1,309,818	618,754
Billings in excess of costs and estimated earnings on contracts in process	3,071,168	338,197
Other current liabilities and accrued expenses	2,503,551	2,048,270
Total current liabilities	15,195,845	10,747,646

Long-term debt, less current portion	48,520,131	35,920,187

Total liabilities	63,715,976	46,667,833

Members’ deficit	(28,015,066)	(9,368,211)

	$35,700,910	$37,299,622

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2019 and 2018

	2019	2018

Revenues	$32,507,289	$36,573,086

Cost of revenues	24,740,060	25,687,222

Gross profit	7,767,229	10,885,864

Operating expenses:
General and administrative	16,535,668	14,173,893
Amortization	1,804,909	1,804,909

	18,340,577	15,978,802

Loss from operations	(10,573,348)	(5,092,938)

Other (expense) income:
Interest expense	(8,068,518)	(5,471,698)
Other, net	395,521	(428,117)

	(7,672,997)	(5,899,815)

Loss before income tax expense	(18,246,345)	(10,992,753)

Income tax expense	438,574	159,209

Net loss	(18,684,919)	(11,151,962)

Other comprehensive income (loss):
Foreign currency translation adjustment	38,064	(24,485)

Comprehensive loss	$(18,646,855)	$(11,176,447)

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statements of Members’ Deficit

Years Ended December 31, 2019 and 2018

	Membership Interests		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity (Deficit)
	Class A	Class B

Balance, December 31, 2017	$6,648,000	$3,312,000	$(8,189,002)	$61,884	$1,832,882
Net loss	—	—	(11,151,962)	—	(11,151,962)
Distributions	—	—	(24,646)	—	(24,646)
Foreign currency translation adjustment	—	—	—	(24,485)	(24,485)

Balance, December 31, 2018	6,648,000	3,312,000	(19,365,610)	37,399	(9,368,211)
Net loss	—	—	(18,684,919)	—	(18,684,919)
Distributions	—	—	—	—	—
Foreign currency translation adjustment	—	—	$—	38,064	38,064

Balance, December 31, 2019	$6,648,000	$3,312,000	$(38,050,529)	$75,463	$(28,015,066)

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:
Net loss	$(18,684,919)	$(11,151,962)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	471,993	363,122
Amortization of intangibles	1,804,909	1,804,909
Amortization of debt discount	117,080	1,098,976
Amortization of deferred loss resulting from sale-leaseback transaction	49,077
Amortization of debt issuance cost	3,226,213	527,580
Payment-in-kind interest	1,554,363	704,018
Gain on nonmonetary exchange	—	(303,516)
Provision for inventory reserves	435,151	526,650
Decrease (increase) in assets:
Accounts receivable	905,744	1,414,654
Inventories	(2,374,649)	(724,277)
Cost and estimated earnings in excess of billings on contracts in process	(1,160,511)	201,679
Prepaid expenses and other assets	1,057,416	(898,468)
(Decrease) increase in liabilities:
Accounts payable and other current liabilities	2,483,818	(449,757)
Billings in excess of costs and estimated earnings on contracts in process	2,732,971	41,066
Customer deposits	691,064	62,457

Net cash used in operating activities	(6,690,280)	(6,782,869)

Cash flows from investing activities:
Purchases of property and equipment	(826,061)	(476,791)

Net cash used in investing activities	(826,061)	(476,791)

Cash flows from financing activities:
Payment of deferred financing costs	—	(345,695)
Borrowings on revolving credit notes payable	8,800,000	7,940,000
Payments on revolving credit notes payable	(1,050,000)	(750,000)
Payments on long-term debt	(57,366)	(151,175)
Distribution	—	(24,646)

Net cash provided by financing activities	7,692,634	6,668,484

Effect of exchange rates on cash	38,064	(59,876)

Net increase (decrease) in cash	214,357	(651,052)

Cash:
Beginning of year	526,537	1,177,589

End of year	$740,894	$526,537

(Continued)

OEM Group, LLC and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2019 and 2018

	2019	2018
Supplemental disclosures of cash flow information:
Cash paid for interest	$2,839,960	$2,885,000

Cash paid for income taxes	$114,914	$164,000

Supplemental schedule of noncash investing and financing activities:
Commitment and consent fees incurred pursuant to increase in revolving credit note	$11,000,000	$3,043,750

Nonmonetary exchange of related-party promissory note payable for property	$1,450,000	$—

Deferred loss pursuant to sale-leaseback transaction	$437,502	$—

Equipment purchase financed through note payable	$—	$54,277

Nonmonetary exchange of inventories for equipment	$—	$881,500

See notes to consolidated financial statements.

Note 1.	Nature of Operations and Significant Accounting Policies

Nature of operations: OEM Group, LLC (OEMG) and Subsidiaries (collectively, the Company) are suppliers of semiconductor capital equipment solutions to the global market of manufacturers of computer chips, and adjacent markets such as LED lighting and sensors. The Company designs, manufacturers, sells, installs and services its products worldwide. In addition to supplying the capital equipment, the Company also supplies spare parts, field service, upgrades and software to support the equipment in its customers’ global manufacturing sites.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of OEMG and its wholly owned subsidiaries, OEM Group Japan, G.K. (OEMJ), OEM Technologies, LLC (OEMT), OEM-TEG, LLC (OEM-TEG), OEM Spares, LLC (OEMS), OEM Group, Inc. Taiwan Branch (OET), OEM Group East, LLC (OEE), OEM Group Austria GmbH (OEA), OEM Group Singapore Pte. Limited (OES) and OEM Group IC-DISC, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign operations: Assets located outside of the United States approximated $4,570,000 and $4,427,000 at December 31, 2019 and 2018, respectively (of which approximately $714,000 and $295,000 were deposited in bank accounts outside of the United States). Revenues earned outside of the United States approximated $5,838,000 and $7,984,000, respectively, for years ended December 31, 2019 and 2018.

Foreign currency translation: The functional currency of OEMT, OEM-TEG, OEMS, OET, OEE, OEA and OES is the U.S. dollar. Accordingly, the financial statements of such foreign subsidiaries are remeasured from the applicable foreign currency to the U.S. dollar for balance sheet accounts using current exchange rates in effect at the balance sheet date with the exception of nonmonetary assets and liabilities, which are remeasured at historical rates, and using an appropriate average exchange rate during each year for revenue and expenses. The resulting remeasurement adjustments are recorded as a component of net loss. The functional currency of OEMJ is the Japanese yen. Assets and liabilities measured in Japanese yen have been translated into U.S. dollars using exchange rates in effect at balance sheet dates. Revenues and expenses measured in Japanese yen have been translated using average exchange rates prevailing during the years ended December 31, 2019 and 2018. Capital accounts have been translated using exchange rates in effect when the capital was originally contributed. Translation adjustments have been accounted for as other comprehensive (loss) income in the consolidated statements of members’ equity.

Transactions in foreign currencies are translated at the current exchange rates as of the date on which they are recognized. During 2019, the Company recorded a loss of approximately $71,000 and, during 2018, the Company recorded a loss of approximately $125,000, which amounts are included within operating expenses in the accompanying consolidated statements of operations and comprehensive loss.

Income and comprehensive income: The Company’s accumulated other comprehensive income is comprised of foreign currency translation adjustments.

Cash: The Company maintains its U.S. cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to a significant credit risk.

Accounts receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not charge interest on past-due balances, and the

Company does not require collateral for accounts receivable. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The allowance for doubtful accounts approximated $20,000 and $28,000, respectively, at December 31, 2019 and 2018.

Inventories: Inventories are stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out basis. Provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. The process for evaluating the value of excess and obsolete inventories requires the Company to make judgments and estimates concerning product changes, future demand and market conditions.

Property, plant and equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Expenditures that significantly extend the useful lives of assets are capitalized.

Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Useful lives are as follows:

Computer and office equipment	3-7 years
Machinery equipment	7 years
Building	39 years
Leasehold improvements	Lesser of life of asset or lease

Debt issuance costs: Debt issuance costs are carried at cost less accumulated amortization as a direct deduction from the carrying amount of the related debt. The costs are amortized over the terms of the related loans using the effective interest method. Amortization expense is classified as interest expense in the accompanying consolidated statements of operations and comprehensive loss.

Discount on notes payable: Debt discounts are reflected as a reduction of debt and are amortized into interest expense over the terms of the related loans using the effective interest method.

Impairment of long-lived assets: The Company evaluates impairment of long-lived assets in accordance with U.S. GAAP. The Company assesses the impairment of long-lived assets, including property and equipment, and purchased intangibles subject to amortization, when events or changes in circumstances indicate that the carrying amount of an asset held may not be recoverable. In such instances, the Company assesses long-lived assets for impairment by determining their estimated fair value based on the forecasted, undiscounted cash flows that the assets are expected to generate, plus the net proceeds expected to be realized from the sale of the assets. An impairment loss is recognized when the estimated fair value of an asset is less than its net book value. The amount of loss, in such instances, is equal to the difference between the asset’s net book value and its estimated fair value.

Forecasts of future cash flows are judgments based on the Company’s experience and knowledge of its business and the industries in which it operates. These forecasts could be significantly affected by future changes in market conditions, the economic environment and capital spending decisions of the Company’s customers, and inflation. The Company believes that the future cash flows to be received from its long-lived assets exceed the carrying value of the assets and, accordingly, the Company did not recognize an impairment loss during the years ended December 31, 2019 or 2018.

Intangible assets: Intangible assets with finite lives are amortized on a straight-line basis over the estimated lives, as follows:

Intangible Asset Lives

Trade names/trademarks	15 years
Customer relationships	7 years
Proprietary technology	9-11 years

Goodwill: Goodwill originated from a March 16, 2016 change of control and represents the excess of the fair value of debt exchanged plus the fair value of the noncontrolling interest over the fair value of the identifiable net assets at such date. The Company evaluates goodwill for impairment in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, Goodwill and Other Intangible Assets. As such, the Company tests goodwill annually for impairment.

The Company performed its annual goodwill impairment analysis as of December 31, 2019. In the analysis performed, there are significant estimates and assumptions, including forecasts of future cash flows, pre-tax income and revenue growth rates, as well as the selection of the discount rates. In addition, management concluded that the Company consists of one reporting unit. The analysis determined that the fair value of the Company was greater than the carrying value. No impairment was determined to be necessary at December 31, 2019 or 2018.

Revenue Recognition: The Company’s revenue is primarily derived from semiconductor capital equipment contracts and from sales of spare parts, upgrades, and service (“Sustaining goods and services”) to support the install base of semiconductor capital equipment. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract

•	Identify performance obligations

•	Determine the transaction price

•	Allocate the transaction price

•	Recognize revenue

The Company has elected as a practical expedient the accounting policy under which it excludes from the transaction price taxes it collects from its customers that were assessed by a government authority on (or contemporaneous with) the entity’s revenue-generating transactions with its customers. The Company therefore reports sales revenue net of sales tax.

Contract combination: When multiple contracts are entered into under a single master agreement (whether for capital equipment contracts or sustaining goods and services), management reviews the contracts to determine whether (a) the contracts are negotiated as a package with a single commercial objective, (b) the amount of consideration paid in one contract depends on the price or performance in the other contract and (c) the goods or services promised in the contracts are a single performance obligation. If one of these three conditions are met, the contracts are combined and accounted for as a single contract.

Capital equipment contracts: The Company’s capital equipment contracts include multiple promises, which management reviews at contract inception to determine whether they represent multiple performance obligations. This review consists of determining whether promises or groups of promises are capable of being distinct and distinct within the context of the contract. Most of our capital equipment contracts are considered to have a single performance obligation because the Company provides a significant service of integrating a complex set of tasks and components into a single asset. Some contracts include multiple projects that are separately identifiable (e.g., multiple capital systems) or include elements not related to the design and/or building aspects of the contract. These contracts typically are considered to have multiple performance obligations even when they are part of a single contract.

When a contract has multiple performance obligations, the transaction price is allocated to each performance obligation based on estimated relative standalone selling prices of the goods or services at the inception of the contract. In most cases, the Company does sell the distinct good or service on a standalone basis and use that standard pricing to determine a standalone selling price.

Billing practices are governed by the contract terms and generally are based on the achievement of milestones or predetermined schedules. The most typical customer contract includes payment milestone that occur at receipt of order, shipment of product, and at installation in the field. From time to time these terms may require the customer to make advance payments as work progresses or could result in the Company receiving payment prior to transferring the related good or service. The period between the receipt of payment and the completion of the work to which it related is generally one year or less. The Company has elected not to adjust consideration for the effects of financing under the practical expedient that allows an entity to ignore the effects of a significant financing component when the period between the receipt of payment and the transfer of the good or service to the customer is one year or less.

Management has concluded performance obligations related to capital equipment contracts are satisfied over time because the Company’s performance typically creates or enhances an asset that does not have an alternative use to the Company as it is limited practically from readily directing the asset in its completed state for another use. OEM’s capital equipment is made with technical specifications per the customer’s request and the Company has an enforceable right to payment for work performed to date through the contract term. The equipment cannot be easily modified or transferred to another customer. The Company recognizes revenue as performance obligations are satisfied and control of the promised good and/or service is transferred to the customer. The Company measures the progress toward complete satisfaction of the performance obligation(s) using an input (i.e., “cost to cost”) method. Under the cost-to-cost method, costs incurred to date are generally the best depiction of transfer of control.

Contracts for sale of sustaining goods and services: Contracts for the sale of sustaining goods and services generally are entered into in the form of purchase orders. All sustaining goods and services are available for purchase on a standalone basis and are considered capable of being distinct and distinct within the context of the contract. Each product therefore is considered a single performance obligation.

When a contract has a single performance obligation, the entire transaction price is attributed to that performance obligation. When a contract has more than one performance obligation, the transaction price is allocated to each performance obligation based on estimated relative standalone selling prices of the goods or services at the inception of the contract, which typically is determined using observable standalone sales.

The Company recognizes revenue at a point in time when control of the Company’s goods was passed to the customer, which typically occurs upon shipment. Customer payment terms typically range between 30 and 90 days. The Company has elected to treat shipping and handling performed after control has transferred to customers as a fulfillment activity. The Company records shipping and handling expense related to product sales as cost of sales.

Contract estimates and modifications: The accuracy of the Company’s revenue and profit recognition in a given period depends on the accuracy of management’s estimates of the cost to complete each capital equipment contract. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. Significant factors include:

•	The completeness and accuracy of the original bid

•	Costs associated with scope changes and changes from the original design

•	Changes in costs of labor and/or materials

•	Subcontractor performance issues

•	Changes in productivity expectations

The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit and gross profit margin from period to period, which may have a significant impact on the financial statements. At the time an anticipated loss on a contract becomes evident, the entire amount of the estimated loss is accrued.

Contract assets and liabilities: Accounts receivable are governed by the contract terms and are recorded based on contracted prices when the Company obtains an unconditional right to payment under the terms of our contracts.

Contract assets are classified on the balance sheet as “costs and estimated earnings in excess of billings” and represent revenues recognized in excess of amounts billed or available to be billed where the right to payment is not unconditional.

Contract liabilities are classified on the balance sheet as “billings in excess of costs and estimated earnings” and represent billings in excess of revenues recognized.

Warranties: The Company generally provides limited assurance-type warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on a project. The Company accounts for warranties based on estimates of future costs associated with fulfilling its warranty obligation. The estimates are derived from historical cost experience. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. The consolidated financial statements include a product warranty reserve, which is included as a component of other current liabilities and accrued expenses. As of December 31, the accrued warranties are as follows:

	2019	2018

Accrued warranties, beginning of year	$442,177	$501,145
Claims paid	(252,839)	(198,506)
Change in liability for warranties issued during the year and adjustments to pre-existing warranties	79,288	139,538

Accrued warranties, end of year	$268,626	$442,177

Incremental Costs: The Company has availed itself of the practical expedient available under ASC 606 to make a policy election to expense incremental costs of obtaining a contract with a customer, such as sales commissions, as the amortization period of such costs would be one year or less.

Income taxes: The Company and its U.S. subsidiaries are organized as limited liability companies and are treated as pass-through entities for income tax purposes. Each member is allocated and is responsible for their proportionate share of the Company’s taxable income or loss. Accordingly, no provision for U.S. federal income taxes has been recorded in the accompanying consolidated financial statements.

The Company reflects foreign income taxes relating to foreign income earned. Foreign subsidiaries are taxed as corporations in their respective jurisdictions. When applicable, deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

The authoritative guidance relating to the accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. In addition, guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition is also provided. There are no tax positions that the Company’s management has determined to be uncertain.

Reclassifications: Certain balances within the December 31, 2018, consolidated statement of operations have been reclassified to be consistent with the classifications for the year ended December 31, 2019, with no effect on net loss or members’ deficit.

Recent accounting pronouncements: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the pending adoption of the new standard on its consolidated financial statements.

In May 2014, the FASB issued guidance (Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.

On January 1, 2019, the Company adopted ASC 606 using the modified retrospective method of accounting. As part of the adoption, the Company elected the transition practical expedients to apply to only those contracts which were not completed as of January 1, 2019 and to evaluate contract modifications in the aggregate on the transition date. Because contract modifications and uncompleted contracts are minimal, there is not a significant impact as a result of electing these practical expedients. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605 “Revenue Recognition”. The Company has determined that the impact of transition to the new standard is not significant to the Company’s revenue recognition model since most of the Company’s revenue recognition is either percentage of completion or point in time transfer of control. Accordingly, the Company has not made an adjustment to opening retained earnings or other balance sheet accounts.

Management’s Plans and Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through August 26, 2020, the date the consolidated financial statements were available to be issued.

In recent reporting periods the Company invested heavily in new technologies to support the requirements of both the traditional semiconductor fabs, as well as emerging technologies. This activity was concentrated on process applications used in RF filters and wet process. Delayed materialization in market opportunities from these platform enhancements has resulted in the Company suffering losses from operations, negative cash flows from operations, and a deficit in members equity.

At close of 2019, capital equipment orders projected by management to close in Q1-2020 resulted in a return to profitability in full year projections. These pipeline opportunities were driven by substantial orders of the new technologies developed by the Company in recent years.

In February 2020, partially driven by the global economic impacts of the Corona virus, capital equipment order assumptions were revised downward. Additionally, completed capital equipment order shipments were held without notice, and without revised timeline due to port closures associated with the Corona virus. These impacts forced management to take restructuring measures to better align the headcount and overhead of the business, including consolidating the Company’s U.S. facilities with ensuring continued support and success of the sustaining services that support the install base of the Company’s proprietary capital equipment. The Company is confident the steps result in a better focus on and support of the customer base. In addition, the Company’s majority owner / lender has indicated that the inability of the Company to make interest payments on its term and revolving credit facilities beginning with interest charged relating to December 2019 (Note 6), and the principal balance of the revolving credit facility exceeding the maximum available borrowing limit resulting from PIK interest being added to the principal of such facility, is not intended to result in an event of default for one year from the date of this report. This focus on supporting sustaining services, the most consistent and profitable revenue lines the Company supports, is expected by management to drive positive cash flows starting in 2020.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted on March 27, 2020, in the United States in response to COVID-19. The Paycheck Protection Program (PPP) was formed as part of the CARES Act and is administered by the U.S. Small Business Administration (the SBA). The PPP allows certain companies to apply for aid through forgivable loans (PPP Loans). Under the terms of the PPP, certain amounts of the PPP Loans may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company applied for a loan and received total proceeds of $1,612,500 on May 12, 2020. The Company intends to use proceeds from the PPP Loan primarily for payroll costs, in accordance with terms and conditions applicable to loans administered by the SBA. The PPP Loan has a 1.00% interest rate and is scheduled to mature in May 2022.

Note 2.	Revenue

Revenue Disaggregation Table: The following table shows disaggregated revenues by various categories recognized at a point in time. Prior year amounts are presented under the ASC 605 basis of revenue recognition.

The Company’s net revenues are as follows for the years ended December 31:

Revenue by product category	2019	2018

Capital Equipment	$13,965,973	$14,893,889
Upgrades	3,594,058	3,630,757
Parts	12,202,772	14,113,182
Service	2,457,984	3,269,696
Surplus Asset Sales	354,175	1,408,250
Other/Discounts	(67,673)	(742,689)

	$32,507,289	$36,573,086

Revenue by recognition type	2019	2018

Recognized over time	$11,659,539	$12,644,578
Recognized point in time	20,847,750	23,928,507

	$32,507,289	$36,573,086

Customer Deposits: As of December 31, 2019 and 2018, the Company had customer deposits of approximately $1,309,000 and $618,700, respectively. The majority of these represent non-refundable cash deposits for customers on orders in development. The duration of these orders are generally less than one year. As product is shipped to customers, the Company will recognize revenue and reduce the amount of the customer deposit liability.

Note 3.	Inventories

Inventories consisted of the following at December 31:

	2019	2018

Raw materials and spare parts	9,732,045	9,174,027
Work in process	3,089,124	1,272,493

Total inventories	12,821,169	10,446,520

Less allowance for obsolete and slow-moving items	(3,151,697)	(2,716,546)

Total inventories, net	$9,669,472	$7,729,974

Note 4.	Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2019	2018

Land and building	$—	$2,024,352
Machinery and equipment	2,549,161	1,796,766
Leasehold improvements	133,434	123,991
Computer and office equipment	575,900	539,786

	3,258,495	4,484,895
Less accumulated depreciation	(1,005,744)	(698,710)

Property, plant and equipment, net	$2,252,751	$3,786,185

Depreciation expense approximated $472,000 and $363,000 for the years ended December 31, 2019 and 2018, respectively.

Note 5.	Intangible Assets

Intangible assets as of December 31 consisted of the following:

	2019			2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Proprietary technology	$7,615,000	$(2,648,694)	$4,966,306	$7,615,000	$(1,950,137)	$5,664,863
Customer relationships	6,806,000	$(3,686,583)	3,119,417	6,806,000	(2,714,298)	4,091,702
Trade names/trademarks	2,011,000	(508,336)	1,502,664	2,011,000	(374,269)	1,636,731

Total intangible assets	$16,432,000	$(6,843,613)	$9,588,387	$16,432,000	$(5,038,704)	$11,393,296

Future amortization expense related to these intangible assets is expected to be as follows:

Years ending December 31:
2020	$1,804,909
2021	1,804,909
2022	1,804,909
2023	1,035,183
2024	832,623
Thereafter	2,305,854

$9,588,387

Note 6.	Debt

As of December 31, debt consisted of the following:

	2019	2018
Amended and restated notes payable to senior lender/member:
Term note payable (bearing interest, payable monthly at LIBOR plus 5.50% (7.20% and 7.84% at December 31, 2019 and 2018, respectively), plus 4% PIK interest; principal due on June 30, 2022)	$21,258,134	$20,414,646
Revolving credit note payable (see below)	24,000,094	15,539,220
Commitment and consent fees (see below)	14,043,750	3,043,750
Other	243,386	1,767,709

	59,545,364	40,765,325
Less current portion	(219,436)	(1,679,090)
Less discount on notes payable	—	(159,390)
Less debt issuance costs	(10,805,797)	(3,006,658)

Total long-term debt, less current portion	$48,520,131	$35,920,187

The aforementioned term and revolving credit notes payable were made pursuant to a Second Amended and Restated Senior Secured Note Purchase Agreement (the Agreement), which was executed on March 16, 2016 (and most recently amended on December 26, 2019). The Agreement provides for a security interest in substantially all of the Company’s assets and contains certain restrictive covenants, and a financial covenant.

The revolving credit note payable, as amended, provides for maximum available borrowings of $26,750,000 as of December 31, 2019, with a maturity date of June 30, 2022, bearing interest, payable monthly at LIBOR plus 9.50 percent (11.2 percent and 11.84 percent at December 31, 2019 and 2018, respectively). The agreement also provides for a portion of the LIBOR rate margin representing interest accruing at a rate per annum equal to 4.00 percent to be paid by capitalizing such interest and adding such capitalized interest to the then-outstanding principal amount as payment-in-kind interest. In connection with incremental borrowings under an amendment executed on June 26, 2018, the Company incurred commitment fees in the total amount of $3,000,000 as a result of drawing amounts that exceeded predetermined Tier Amounts as specified in the amendment. Under the same amendment, the Company also incurred a consent fee in the amount of $43,750 in connection with the closing of the amendment. The commitment and consent fees are due upon the earlier of the maturity date or a change in control, a debt refinancing or any insolvency proceeding. Such fees are recorded as obligations payable under the credit facility with a corresponding amount recorded as debt issuance costs, which are being amortized into interest expense over the term of the Agreement.

An additional amendment to the Agreement was executed on March 25, 2019, which increased the maximum available borrowings to $23,250,000. In connection with such amendment, the Company incurred an additional $10,000,000 in commitment fees payable to the lender.

An additional amendment to the Agreement was executed on December 26, 2019, which increased the maximum available borrowings to $26,750,000. In connection with such amendment, $3,000,000 of commitment fees will be incurred at milestones of $1,000,000 at the amendment closing date, $1,000,000 when the aggregate loans made under the new amendment reaches $2,000,000, and $1,000,000 when the aggregate loans made under the new amendment reaches $3,000,000. The Company incurred the initial $1,000,000 in commitment fees payable to the lender upon signing the amendment. The additional fees of $2,000,000 were incurred by the Company subsequent to year end 2019.

Related-party interest expense approximated $8,061,000 and $5,453,000 for the years ended December 31, 2019 and 2018, respectively. Related-party accrued interest payable approximated $286,000 and $234,000 at December 31, 2019 and 2018, respectively, and is included on the accompanying consolidated balance sheets in other current liabilities and accrued expenses.

Aggregate maturities of long-term debt as of December 31, 2019, are as follows:

Years ending December 31:
2020	$219,436
2021	23,950
2022	59,301,978

$59,545,364

Note 7.	Employee Benefit Plan

The Company maintains a 401(k) plan covering substantially all employees. The plan provides for employer safe harbor, matching and profit sharing contributions based primarily on employee participation. Employer contributions approximated $246,000 and $233,000 for the years ended December 31, 2019 and 2018, respectively.

Note 8.	Members’ Equity

As provided in the Limited Liability Company Agreement, the Class A Membership Interests are owned by an entity affiliated with the lender and the Class B Membership Interests are owned by an entity controlled by the former owners of OEMG. On any action required or permitted to be voted on by the Members, the Class A Members and Class B Members shall vote as a single class, with the Class A Members collectively entitled to 75 percent of the aggregate vote and the Class B Members collectively entitled to 25 percent of the aggregate vote. Profits and losses of the Company are allocated to members’ capital accounts in the amount that would be distributed pursuant to a hypothetical distribution for book value (as defined), adjusted for applicable provisions of the Internal Revenue Code (75 percent to Class A and 25 percent to Class B, adjusted for a Qualifying Sale (as defined) that provides for Class B Members to receive a proportionately larger distribution upon a sale of the Company at a specified amount).

The Company may make distributions to unit holders as determined by its Manager for payment of federal and state income taxes.

Note 9.	Taxes

For the years ended December 31, 2019 and 2018, income (loss) before income taxes attributable to domestic and foreign sources approximated the following:

Taxes

	2019	2018
U.S. source loss	$(18,900,000)	$(11,242,000)
Foreign source income	700,000	242,000

The provision for income taxes that relate to foreign source income and U.S. state income taxes consists of the following for the years ended December 31:

	2019	2018
Current:
U.S.	$17,599	$12,726
Foreign	420,975	146,483

	$438,574	$159,209

The differences between statutory and effective tax rates relate primarily to the U.S. limited liability company not being subject to federal income taxes.

Note 10.	Operating Leases

The Company leases space for its corporate headquarters, clean-room and warehouse facilities in Gilbert, Arizona and Coopersburg, Pennsylvania as well as limited warehouse and office space in Arizona, Pennsylvania, Japan, Taiwan and Singapore under operating lease agreements, which expire past 2020.

Effective January 1, 2019, the Company entered into a sales-leaseback transaction with the holder of the a related-party promissory note payable, whereby the Company sold and leased back real property in Coopersburg, Pennsylvania, to a related party in full satisfaction of the outstanding principal balance of $1,450,000. The Company recognized a deferred loss of approximately $491,000 classified as other noncurrent assets in the accompanying consolidated balance sheet. The initial lease term extends through December 2028 and requires minimum annual base rent payments in the first year 2019 of approximately $138,000, escalating annually over the life of the lease.

Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

2020	$503,000
2021	143,000
2022	146,000
2023	149,000
2024	152,000
Thereafter	630,000

$1,723,000

Rent expense (including common area maintenance and rental taxes) under the leases described above totaled approximately $990,000 and $879,000 for the years ended December 31, 2019 and 2018, respectively.

Related-party rent expense (including common area maintenance and rental taxes) under the leases described above totaled approximately $138,000 and $0 for the years ended December 31, 2019 and 2018, respectively.

Note 11.	Research and development costs

Total research and development costs charged to general and administrative expense were approximately $1,619,000 for 2019 and $728,000 for 2018.

Note 12.	Litigation

In the ordinary course of conducting business, the Company becomes involved in various lawsuits and administrative proceedings. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings. Management does not currently believe that any potential liability in excess of amounts accrued, individually or in the aggregate, would have a material adverse effect on its consolidated financial position or results of operations.